

07008162

AB 9/5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 100
(No. and Street)

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 X 249
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 4 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 9/6

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CFO

Title

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 20 day of July, 2007

Cheryl A. McEwan
Notary Public


CHERYL ANN MCEWAN
Commission # 1633726
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.:

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the Company) as of June 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 20, 2007

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2007

Assets

Cash and cash equivalents	$ 107,373
Commissions receivable	87,651
Deposit with clearing firm	35,000
Marketable securities, at market	8,823
Receivable - other	6,797
Securities, not readily marketable	30,200
Prepaid income taxes	564
Prepaid expenses	11,600
Total assets	$ 288,008

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 4,608
Commissions payable	17,218
Income taxes payable	146
Sublease deposit	1,000
Pension payable	70,078
Total liabilities	93,050
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized 106,000 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	179,958
Total stockholders' equity	194,958
Total liabilities & stockholders' equity	$ 288,008

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2007

Revenue	
Commission and fee income	$ 1,606,506
Unrealized gains (losses)	(147)
Interest income	3,539
Total revenue	1,609,898
Expenses	
Employee compensation and benefits	861,168
Commissions and floor brokerage	555,352
Communications	6,482
Other expenses	198,678
Reimbursed expenses	(55,369)
Total expenses	1,566,311
Net income (loss) before income tax provision	43,587
Income tax provision	3,559
Net income (loss)	$ 40,028

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2007

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at June 30, 2006	$ 1,000	$ 14,000	$ 139,930	$ 154,930
Net income (loss)	–	–	40,028	40,028
Balance at June 30, 2007	$ 1,000	$ 14,000	$ 179,958	$ 194,958

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2007

Cash flow from operating activities:		
Net income (loss)		$ 40,028
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized gain (loss) on marketable securities	$ 147	
(Increase) decrease in:		
Commissions receivable	(14,325)	
Prepaid income taxes	(246)	
Prepaid expenses	(1,263)	
Receivable - other	(4,377)	
Other assets	76	
(Decrease) increase in:		
Accounts payable	(2,065)	
Bank overdraft	(5,051)	
Pension payable	60,078	
Commissions payable	(5,203)	
Income taxes payable	146	
Total adjustments		27,917
Net cash and cash equivalents provided by (used in) operating activities		67,945
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		67,945
Cash and cash equivalents at the beginning of the year		39,428
Cash and cash equivalents at the end of the year		$ 107,373

Supplemental disclosure of cash flow information:

Cash paid during the period ended June 30, 2007	
Income taxes	$ 3,000
Interest	$ 107

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985 the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company provides financial planning, consulting, insurance and brokerage services to 241 clients, primarily located in Southern California. The top ten (10) clients contribute 15% of the Company's revenues.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are carried at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method. Furniture and equipment are fully depreciated, and therefore do not appear on the accompanying statement of financial condition.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2007, advertising and promotional costs totaled $2,375, and are included in other operating expenses.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: DEPOSIT WITH CLEARING FIRM

The Company has deposited $35,000 with a clearing firm to serve as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist of NASDAQ stocks valued at fair market value of $8,823. For the year ended June 30, 2007, the Company included $147 in unrealized losses in income for the mark-to-market of these securities.

Note 4: RECEIVABLE - OTHER

Amounts consist of receivables from clients and brokers. The balance of $6,797 at June 30, 2007 is a non-allowable asset for net capital purposes.

Note 5: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

Restricted stock	$ 30,200

The restricted stock was acquired directly from the issuing companies for services provided to those companies by the Company. For net capital purposes, these stocks are non-allowable.

Note 6: PREPAID EXPENSES

The Company has included prepaid insurance and licenses in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 7: INCOME TAXES

The income tax provision (benefit) consisted of the following at June 30, 2007:

Federal income taxes	$ 2,174
State income taxes	1,385
Total income tax provision	$ 3,559

Note 8: RELATED PARTY TRANSACTIONS

The Company is the investment manager for four limited partnerships (hedge funds) owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the major shareholder of the Company, owning 94.33% of the Company. The Company received $306,917 in revenue for management service to these funds for the year ended June 30, 2007.

Note 8: RELATED PARTY TRANSACTIONS
(Continued)

The Company occupies office space in a building that is owed by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2007, the Company paid $117,560 in corporate charges. These charges include administrative expenses, use of office equipment and furniture and rent expense.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2007, AFG reimbursed the Company $31,400 for some or all of these expenses, which are included in reimbursed expenses on the statement of income.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended June 30, 2007, the Company was reimbursed $17,969 for licenses and insurance, which is included in reimbursed expenses on the statement of income .

The Company received $6,000 rental income from tenants the Company subleases office space to on a month-to-month basis, which is also included in reimbursed expenses on the statement of income.

Note 9: PROFIT SHARING PLAN

The Company sponsors a qualified 401(k) Profit Sharing plan which covers all employees who have completed one year of service and have attained an age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the Company matching a contribution equal to a percentage of the amount of the employee deferral as determined each year by the management. The Company's profit sharing contributions are discretionary and are determined each year. The Company has accrued the maximum potential liability for these contributions. For the year ended June 30, 2007, total profit sharing and matching contributions are $74,930, which includes $30,000 contributions made in the form of deferred compensation.

Note 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 12: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2007, the Company's net capital of $143,066 exceeded the minimum net capital requirement of $6,197 by $136,869 and the Company's ratio of aggregate indebtedness ($93,050) to net capital was 0.65 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $115 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 142,951
Adjustments:		
Haircuts on money market funds	$ 115	
Total adjustments		115
Net capital per audited statements		$ 143,066

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2007

Computation of net capital

Stockholders' equity		
Common stock	$ 1,000	
Additional paid-in capital	14,000	
Retained earnings	179,958	
Total stockholders' equity		$ 194,958
Less: Non allowable assets		
Receivable - other	(6,797)	
Securities, not readily marketable	(30,200)	
Prepaid income taxes	(564)	
Prepaid expenses	(11,600)	
Total non allowable assets		(49,161)
Net capital before haircuts and undue concentration		145,797
Haircuts and undue concentration		
Haircuts on money market and money funds	(1,408)	
Haircuts on securities	(1,323)	
Total haircuts and undue concentration		(2,731)
Net capital		143,066
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,197	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		6,197
Excess net capital		$ 136,869
Percentage of aggregate indebtedness to net capital	0.65:1	

There was a $115 difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2007. See Note 13.

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2007

A computation of reserve requirement is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2007

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Alliance Advisory & Securities, Inc.:

In planning and performing our audit of the financial statements of Alliance Advisory & Securities, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 20, 2007

END